LONDAX CORP.

Puces iela 47, Riga,

Latvia LV-1082

+372 712 1419

londaxcorp@protonmail.com

September 26, 2023.

Ms. Mariam Mansaray

United States

Securities and Exchange Commission

Division of Corporate Finance

Washington, DC 20549

Re: Londax Corp.

Registration Statement on Form S-1

Filed August 22, 2023

File No. 333-274140

Dear Ms. Mansaray,

LONDAX CORP. (the “Company”) herewith files with the Securities and Exchange Commission (the "Commission") amendment number 1 to the registration statement on Form S-1 (the "Registration Statement") in response to the Commission's comments, dated September 18, 2023 (the "Comment Letter"), with reference to the Company's registration statement on Form S-1 filed with the Commission on August 22, 2023.

In addition to the Amended Registration Statement, the Company supplementally responds to all the Commission's comments as follows (the term “our” or “we” as used herein refers to the Company):

Registration Statement on Form S-1 filed August 22, 2023

Cover Page

1.	Please disclose that your chief executive officer owns 100% of the outstanding shares of common stock.

RESPONSE: We have made amendments to disclose that our chief executive officer owns 100% of the outstanding shares of common stock.

2.	You appear to be a shell company as defined in Rule 405, because you appear to have no or nominal operations and no or nominal assets. As such, you should disclose that you are a shell company on your prospectus cover page and add a risk factor that highlights the consequences of shell company status. Discuss the prohibition on the use of Form S-8 by shell companies, enhanced reporting requirements imposed on shell companies, and the conditions that must be satisfied before restricted and control securities may be resold in reliance on Rule 144. Also, describe the potential impact on your ability to attract additional capital through subsequent unregistered offerings.

RESPONSE: Based on our evaluation, the Company is an emerging growth Company and a smaller reporting company. According to the Company’s current level of operations, and planned operations over the next 12 months, it is our opinion that the company is not a shell Company. Since inception, the registrant’s management has devoted a significant amount of time to the development of the business plan, research into the potential market, raising of capital, finding the clients for CRM program development and conclusion of agreements with them. As of September 2023, we have made two contracts for CRM program development. Since inception, the registrant has actively pursued its business plan, which is inconsistent with the business plan of a shell company. As described in the registration statement, the registrant operates a business in CRM software development. The registrant does not intend to solely engage in any activities, which would be consistent with the business plan of a shell company. We have spent $3,500 for development of Londax Corp. website. We have registered and launched a web-site https://londaxcorp.com/ to promote our services online. We have already started operations and continue to develop our business.

The Company’s assets and revenues, and business plans exceed what would be deemed nominal.

According to our statements above confirming our results from operations, we do not believe that Londax Corp. is a “shell company”.

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Risk Factors

We are going to utilize freelancers as the independent contractors..., page 7

3.	Please revise your subheading to align with the contents of its corresponding risk factor disclosure. In this case, it is unclear how the risk of utilizing freelancers as independent contracts aligns with your disclosure regarding how you will attract customers. In addition, please clarify your use of the term “former customers.” It is unclear whether you are referring to past customers or future customers that will one day become former customers. Please revise accordingly or advise.

RESPONSE: We have revised as follows:

We are going to utilize freelancers as the independent contractors. We may face damage to our reputation if our future clients are not satisfied with use of freelancers.

As a software development company, we will depend to a large extent on referrals and new engagements from our future customers, who will eventually become former customers, as we will endeavor to establish a reputation for professionalism and integrity in order to attract new clients. While freelancers may bring unique skills and flexibility, it is important to acknowledge that their availability and adherence to deadlines may not always align with our future project requirements. This inherent variability in timelines and quality could pose a challenge to our commitment to delivering exceptional service.

As we strive to build a solid reputation for professionalism and integrity, securing referrals and new engagements from satisfied clients will be paramount. Should our projects experience delays or quality issues due to freelancers, it could undermine the confidence potential investors have in us, potentially leading to significant financial setbacks. Furthermore, if we are unable to secure new engagements, investors could risk losing their entire investment

Investors cannot withdraw funds once their subscription agreements..., page 9

4.	Please file the subscription agreement as an exhibit to your registration statement. Refer to Item 601(b)(4) of Regulation S-K.

RESPONSE: We have filed file the subscription agreement as an exhibit to our registration statement.

Government Regulations, page 21

5.	Please disclose the international markets that you intend to target. You state that your principal offices are located in Latvia and that you intend to operate in Europe. To the extent you continue to have operations in Latvia and elsewhere in Europe, you should revise to discuss the commensurate laws and regulations related to the sale of your products in such jurisdictions and, if applicable, any risks and consequences to the company associated with those laws and regulations. Refer to Item 101(c)(2)(i) of Regulation S-K

RESPONSE: We have disclosed our market that we intend to target. We have revised our prospectus to discuss the commensurate laws and regulations related to the sale of our products in such jurisdictions and, if applicable, any risks and consequences to the company associated with those laws and regulations. We have referred to Item 101(c)(2)(i) of Regulation S-K.

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Management's Discussion and Analysis or Plan of Operation

Liquidity and Capital Resources, page 23

6.	You indicate that as of the date of this registration statement, the current funds available to the Company should be sufficient to continue maintaining your reporting status until you raise funds from this offering. Please also revise to disclose the minimum period of time that you will be able to conduct your planned operations using currently available resources. Refer to Item 303(b)(1) of Regulation S-K and Section IV of SEC Release No. 33-8350.

RESPONSE: We have revised to disclosed as follows:

As of the date of this registration statement, the current funds available to the Company should be sufficient to continue maintaining our reporting status for a minimum period of 12 months from the date of this statement or until we raise funds from this offering, whichever occurs earlier.

Security Ownership of Certain Beneficial Owners and Management, page 29

7.	Please update your beneficial ownership disclosure as of a recent practicable date. Refer to Item 403(a) of Regulation S-K.

RESPONSE: We have updated our beneficial ownership disclosure as of a recent practicable date

Balance Sheet, page F-2

8.	Please revise the heading to state that the Balance Sheet is presented as of or at May 31, 2023 instead of being over a period of time.

RESPONSE : We have revised the heading.

Notes to the Unaudited Financial Statements, page F-6

9.	Please revise the title to the financial statement footnotes to properly identify the notes as being audited instead of unaudited. Note 3 - Summary of Significant Accounting Policies Development Stage Company, page F-7

RESPONSE: We have revised the title to the financial statement footnotes to properly identify the notes as being audited instead of unaudited.

10.	Please clarify your statement that “Upon adoption, the Company no longer presents or discloses inception-to-date information and other remaining disclosure requirements of Topic 915”. Confirm that you are applying ASC 915 as ASU 2014-10 states that the presentation and disclosure requirements in Topic 915 will no longer be required in the first annual period beginning after Dec. 15, 2014. In addition, we note your Statement of Stockholder's Equity has a column header labeled "Deficit Accumulated during the Development Stages". Please revise accordingly.

RESPONSE: We have clarified to update our accounting policies to be current. In addition, we have revised our Statement of Stockholder's Equity column header labeled "Deficit Accumulated during the Development Stages " to “Accumulated Deficit”.

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Note 6 - Commitments and Contingencies, page F-8

11.	Please clarify whether your sole officer and director is paying your office space rent. We refer you to SAB Topic 5T.

RESPONSE: We have clarified that the office was provided by our sole officer and president Mr.Olegs Pavlovs for free use, without any payment.

General

12.	Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

RESPONSE: There were no written communications that we, or anyone authorized to do so on our behalf, present to potential investors.

Please direct any further comments or questions you may have to the company at londaxcorp@protonmail.com

Thank you.

Sincerely,

/S/ Olegs Pavlovs

Olegs Pavlovs, President

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